EXHIBIT 99.1

SECOND QUARTER 2012

NEWS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium reports record second quarter and first half results

August 2, 2012 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today record consolidated net earnings (“net earnings”) of $860-million ($5.44 diluted earnings per share) for the second quarter of 2012, compared with net earnings of $718-million reported in the second quarter of 2011 ($4.54 diluted earnings per share).

The 2012 second quarter results included a pre-tax gain of $3-million ($0.01 diluted earnings per share) on natural gas and other hedge positions and a pre-tax share-based payment expense of $9-million ($0.04 diluted earnings per share). Excluding these items, net earnings would have been $864-million ($5.47 diluted earnings per share) for the second quarter of 2012.1

“Agrium’s record second quarter results have once again demonstrated the strength of our strategic position across the agricultural value chain. All three business units capitalized on the strong fundamentals in our sector, with Retail and Wholesale achieving their highest EBITDA in history for both the second quarter and the first half of the year. Agrium also generated record cash flow from operations for the quarter and the first half this year. The demand for crop inputs remained strong through to the end of June, despite the very early start to the spring season in the U.S.,” said Mike Wilson, Agrium President and CEO.

“The impact of the severe drought in the U.S. has resulted in very strong grain and oilseed prices, and we believe crop yields are likely to be revised downward again. We expect high crop prices and tight grain inventories to create significant support for international nutrient demand in the coming year, as growers globally are expected to expand acreage and optimize application rates. Inventories for most crop nutrients remain tight in North America as retailers have ended the season largely empty. The combination of these factors and an expected early start to the fall harvest and application season is expected to result in solid crop input demand in the back half of 2012 and Agrium will be there to provide the expertise and products necessary for growers to meet the unrelenting global growth in demand for food,” added Mr. Wilson.

“I am also pleased that today we were able to reach an agreement for the sale of Viterra’s interest in the Medicine Hat nitrogen facility. We received an excellent price for this asset and the resulting purchase price for Viterra’s retail business is very attractive. This has provided us with an opportunity to return excess capital to our shareholders, and as a result we have authorized a Cdn$900-million substantial issuer bid to repurchase shares given our strong financial position and the positive outlook for our business,” stated Mr. Wilson.

[1]	Second quarter effective tax rate of 28 percent used for adjusted diluted earnings per share calculations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 2, 2012

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the second quarter of 2012 (three months ended June 30, 2012) are against results for the second quarter of 2011 (three months ended June 30, 2011). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. Certain financial measures in this MD&A are not prescribed by IFRS, and are defined in the Non-IFRS Financial Measures section of this MD&A.

The following interim MD&A is as of August 2, 2012 and should be read in conjunction with the consolidated interim financial statements for the three and six months ended June 30, 2012 and 2011, and the annual MD&A included in our 2011 Annual Report to Shareholders to which our readers are referred. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors this disclosure. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release.

2012 SECOND QUARTER OPERATING RESULTS

CONSOLIDATED NET EARNINGS

Agrium’s 2012 second quarter consolidated net earnings (“net earnings”) were $860-million, or $5.44 diluted earnings per share, compared to net earnings of $718-million, or $4.54 diluted earnings per share, for the same quarter of 2011. Net earnings for the first half of 2012 were $1,015-million, or $6.41 diluted earnings per share, compared to $889-million, or $5.62 diluted earnings per share for the first half of 2011.

Financial Overview

(millions of U.S. dollars, except per share amounts and where noted)	Three months ended June 30,				Six months ended June 30,
	2012	2011	Change	% Change	2012	2011	Change	% Change
Sales	6,834	6,198	636	10	10,463	9,152	1,311	14
Gross profit	1,870	1,675	195	12	2,670	2,400	270	11
Expenses	646	627	19	3	1,200	1,093	107	10
Net earnings from continuing operations before finance costs and income taxes (“EBIT”)	1,224	1,048	176	17	1,470	1,307	163	12
Net earnings from continuing operations	860	728	132	18	1,015	888	127	14
Net earnings	860	718	142	20	1,015	889	126	14
Diluted earnings per share from continuing operations	5.44	4.60	0.84	18	6.41	5.62	0.79	14
Diluted earnings per share	5.44	4.54	0.90	20	6.41	5.62	0.79	14
Effective tax rate (%)	28	28	N/A	—	28	28	N/A	—

Sales

Retail sales increased by 12 percent to approximately $5.2-billion and 19 percent to approximately $7.7-billion compared to the second quarter and first half of 2011, respectively, due to higher sales volumes of all of our major product lines, with the exception of international crop nutrients. Wholesale sales, were essentially unchanged from 2011 at $1.7-billion and $2.9-billion, respectively, for the second quarter and the first half. Advanced Technologies (“AAT”) sales during the quarter and for the first half of 2012 increased by 13 percent to $178-million and 31 percent to $313-million, respectively, compared to the same periods last year attributed to acquisition activity in the second half of 2011.

Gross Profit

Our consolidated gross profit for the second quarter and first half of 2012 increased by $195-million and $270-million, respectively, compared to the second quarter and first half of last year. Highlights for the second quarter and first half of 2012 include the following:

•

An increase in Retail’s gross profit of $108-million and $195-million, for the second quarter and first half of 2012, respectively. Crop protection products achieved a 23 percent increase and a 22 percent increase over both the second quarter and first half of 2011, respectively, due to increased sales volumes; and

•	Wholesale’s gross profit increased by 9 percent to $673-million for the second quarter of 2012, compared to the second quarter of 2011, largely due to increased nitrogen selling prices.

Expenses

The $19-million increase in expenses for the second quarter of 2012 compared to the second quarter of 2011 is mainly comprised of:

•	Higher Retail selling expenses of $47-million (see section “Retail” for further discussion); and

•

A $19-million unfavorable change in share-based payments expense, with $9-million in share-based payments expense in the second quarter of 2012 versus a recovery of $10-million in the second quarter of 2011, (see section “Other” for further discussion).

These expense increases were partially offset by a $51-million decrease in other expenses, attributable to decreased environmental remediation and asset retirement obligation expenses along with decreased expenses of $14-million related to foreign exchange derivative financial instruments in the second quarter of 2012 versus the second quarter of 2011 (see section “Other” for further discussion).

The following table is a summary of our other expenses (income) for the second quarter and first half of 2012 and 2011:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Realized loss on derivative financial instruments	12	27	24	75
Unrealized gain on derivative financial instruments	(15)	(15)	(14)	(45)
Interest income	(19)	(19)	(35)	(33)
Foreign exchange loss (gain)	12	(17)	12	(42)
Bad debt expense	16	22	24	27
Environmental remediation and asset retirement obligations	(1)	23	11	24
Potash profit and capital tax	8	15	13	26
Other	(8)	20	1	25

	5	56	36	57

Effective Tax Rate

The effective tax rate was 28 percent for the second quarter and first half of 2012 and is comparable to the effective tax rate of 28 percent for the same periods in 2011.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail generated record 2012 second quarter sales of $5.2-billion, a $600-million increase over the $4.6-billion in sales for the second quarter of 2011. This significant increase was a result of strong demand across all crop input products and services, and a continuation of robust demand throughout the month of June, despite the very early start to the spring planting season. Gross profit was a record $1.1-billion this quarter, compared to the $996-million earned in the second quarter of 2011. Retail also achieved record earnings from continuing operations before finance costs, income taxes, depreciation and amortization (“EBITDA”) of $605-million in the second quarter of 2012, a $76-million increase over the $529-million EBITDA reported in the second quarter last year.

Crop nutrient sales reached $2.4-billion this quarter, compared to $2.1-billion in the same quarter last year. The 12 percent increase was due primarily to record corn acreage planted this year in North America and growers taking advantage of favorable crop prices. Despite an earlier than normal spring planting season, North American nutrient sales volumes were approximately 4 percent higher this quarter than the second quarter of 2011 and were up approximately 13 percent for the first half of 2012 over the same period last year. Gross profit for crop nutrients was $400-million this quarter, $23-million higher than the $377-million reported in the second quarter of 2011. Total crop nutrient margins were 17 percent in the second quarter of 2012, just 1 percent lower than the same quarter last year.

Crop protection sales were $1.7-billion in the second quarter of 2012, an 18 percent increase over the $1.5-billion in sales for the same period last year. Total crop protection gross profit this quarter was $400-million, a 23 percent increase over the $325-million recorded in the second quarter of 2011. The increase in sales and gross profit was due to higher sales volumes across all of our global product lines and slightly higher margins. Crop protection product margins as a percentage of sales were 23 percent for the second quarter of 2012, up 1 percent from the second quarter last year due to a higher percentage sales mix of our private label products and improvement in margins for our Australian Landmark business, which were 18 percent this quarter, up 4 percent from the second quarter last year.

Seed sales reached $712-million in the second quarter of 2012, compared to $687-million in the second quarter last year. Gross profit was $125-million this quarter, compared to $132-million in the second quarter of 2011. Higher sales of soybeans and small grains as a percentage of the total seed sales caused the slight decline in margins this quarter.

Sales of merchandise in the second quarter of 2012 were $157-million, compared to $208-million in the second quarter of 2011. Gross profit for this product line was $32-million this quarter, a 19 percent increase over the $27-million reported in the second quarter last year.

Services and other sales were $264-million this quarter, 47 percent higher than the $180-million reported in the second quarter of 2011. Gross profit was $147-million in the second quarter of 2012, compared to $135-million for the same period last year. The increase in sales and gross profit this quarter was attributable to increased custom application services resulting from strong demand for nutrients and crop protection products in North America.

Retail selling expenses for the second quarter of 2012 were $520-million, up $47-million from last year. The increase was due to higher payroll expenses related to the increase in sales activity and performance incentives this quarter, as well as new acquisitions. However, selling expenses as a percentage of sales were 10 percent in the second quarter of 2012, unchanged from the second quarter of 2011.

Wholesale

Wholesale’s 2012 second quarter sales were a record $1.7-billion, slightly higher than the previous record reported in the same quarter last year. Gross profit for this quarter was the highest in company history at $673-million, an increase of 9 percent over the previous record achieved in the second quarter of 2011. Wholesale’s EBITDA of $686-million in the second quarter of 2012 was also a record, substantially exceeding the $617-million reported in the same period last year. These record earnings were primarily due to higher realized sales prices and lower input costs for our nitrogen business, which were driven by a tight supply/demand balance for nitrogen products globally and a decrease in North American benchmark gas prices compared to the second quarter last year.

Nitrogen gross profit was a record $431-million in the second quarter of 2012, an increase of 33 percent over the previous record of $324-million reported in the same quarter last year, due to higher realized sales prices and lower input costs. Both benchmark and Agrium’s realized sales prices were higher for all nitrogen products in the second quarter of 2012 compared to the same period last year, with the exception of realized prices for nitrates. Total nitrogen sales volumes were 1.3 million tonnes, which was 9 percent lower than the same period last year due to tighter opening domestic inventories of urea this quarter and weaker demand in Argentina. Nitrogen cost of product sold was $241 per tonne this quarter, significantly lower than the $274 per tonne reported in the second quarter of 2011. This was due to a combination of lower natural gas costs in the second quarter of 2012 and higher costs resulting from planned and unplanned outages in the same quarter last year. Our average nitrogen margins were a record $332 per tonne this quarter, compared with $226 per tonne in the same period last year.

Agrium’s average natural gas cost in cost of product sold was $2.62/MMBtu ($3.07/MMBtu including the impact of realized losses on natural gas derivatives) this quarter, compared to $4.00/MMBtu for the same period in 2011 ($4.11/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses on all gas derivatives are not taken into account for the calculation of gross profit and are included in other expenses and therefore not included in cost of product sold. The U.S. benchmark (NYMEX) natural gas price for the second quarter of 2012 was $2.26/MMBtu, compared to $4.36/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.44/MMBtu discount to NYMEX in the second quarter of 2012, which was similar to the $0.46/MMBtu differential that existed in the second quarter of 2011.

Potash gross profit for the second quarter of 2012 was $153-million, compared to $165-million in the same quarter last year. The decrease was attributable primarily to lower domestic sales volumes of 285,000 tonnes, compared to 316,000 tonnes in the second quarter of 2011. This was due to the combination of softer North American market conditions and shipping delays associated with a strike at Canadian Pacific Railway. International sales volumes were 227,000 tonnes in the second quarter of 2012, matching those reported in the second quarter of 2011. Potash cost of product sold was $181 per tonne this quarter, compared to $173 per tonne in the second quarter of 2011. The increase in cost of product sold per tonne was primarily due to lower volumes produced this quarter. Gross margin on a per tonne basis was $299 in the second quarter of 2012, compared to the $304 per tonne realized during the same quarter in 2011.

Phosphate gross profit was $42-million in the second quarter of 2012, compared to $83-million in the same quarter last year. This decrease was due to lower realized sales prices, resulting from a more balanced market relative to the tight supply/demand situation that existed in the second quarter of 2011, as well as higher input costs. This was partially offset by higher total phosphate sales volumes of 313,000 tonnes this quarter, compared to 259,000 tonnes sold in the second quarter of 2011. Phosphate cost of product sold was $581 per tonne in the second quarter of 2012 as compared to $475 per tonne in the same period last year. The increase in cost of product sold was due to planned turnarounds at both of our phosphate facilities and higher rock and sulphur costs compared to the same period last year. On a per tonne basis, gross margin in the second quarter of 2012 decreased to $132 per tonne, compared to $320 per tonne in the same period last year.

Wholesale’s Other product category, which is primarily comprised of ammonium sulfate and Rainbow granulated products, achieved gross profit of $30-million in the second quarter of 2012, compared to $26-million in the same period last year. Gross profit from product purchased for resale was $17-million this quarter, compared to $22-million in the second quarter of 2011.

Wholesale expenses in the second quarter of 2012 were $39-million, compared to $51-million in the second quarter of 2011. The decrease is primarily attributable to non-recurring expenses in the second quarter of 2011, as well as a reduction in potash profit tax in 2012 due to deductions from the taxable base for investment related to our Vanscoy expansion project.

Advanced Technologies

AAT gross profit was $36-million in the second quarter of 2012, a decrease of $1-million from the $37-million reported in the second quarter of 2011. Higher gross profit from the Tetra Micronutrients and Evergro acquisitions in 2011, as well as stronger sales in the Direct Solutions segment in the United States this quarter were offset by lower sales volumes of Environmentally Smart Nitrogen (“ESN”) as a result of the unplanned outages in the first half of 2012 at our Carseland nitrogen facility.

EBITDA was $20-million this quarter, exceeding the $18-million achieved in the second quarter of 2011. Other income was $3-million higher this quarter compared to $nil reported in the same period last year, resulting primarily from a new commercial arrangement with a former joint venture partner. This offset higher selling expenses for AAT as a result of the acquisitions made in the second half of 2011.

Other

EBITDA for our Other non-operating business unit for the second quarter of 2012 was $24-million, compared to a loss of $19-million for the second quarter of 2011. The favorable increase was primarily driven by:

•	A $35-million increase in gross profit for the three months at June 30, 2012 compared to the three months at June 30, 2011 reflected less inter-segment inventory not yet sold to external customers;

•

A $16-million decrease in environmental remediation and asset retirement obligation expenses. This relates to additional expenses incurred in the second quarter of 2011 and no corresponding increase in 2012.

This was offset by a $19-million increase in share-based payments expense, where there was a $9-million charge in the second quarter of 2012 compared to a $10-million recovery in the same quarter of 2011. The increase in share-based payments expense was largely caused by appreciation of our share price during the second quarter of 2012 compared to depreciation in the share price in the same period for 2011.

EBITDA for Other in the first half of 2012 was a loss of $104-million, compared to a loss of $112-million for the first half of 2011. The favorable change was comprised of:

•	A $68-million increase in gross profit for the six months at June 30, 2012 compared to the six months at June 30, 2011 reflected less inter-segment inventory not yet sold to external customers;

•	A decrease in net realized and unrealized losses from derivative financial instruments of $34-million.

This was offset by a $71-million increase in share-based payments expense, where there was a $73-million charge in the first half of 2012 compared to a $2-million charge in the first half of 2011.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the six-month period ended June 30, 2012.

As at	June 30, 2012	December 31, 2011	$ Change	% Change	Explanation of the change in balance
(millions of U.S. dollars)
Current assets
Cash and cash equivalents	1,946	1,346	600	45%	See discussion under the section “Liquidity and Capital Resources”.
Accounts receivable	3,766	1,984	1,782	90%	Increased sales during the spring coupled with higher Retail vendor rebates receivable.
Income taxes receivable	15	138	(123)	(89%)	Collection of U.S. income tax receivables and an increase in the accrued current income tax liability.
Inventories	2,398	2,956	(558)	(19%)	Inventory draw-down due to increased seasonal sales activity.
Prepaid expenses and deposits	144	643	(499)	(78%)	Draw-down of prepaid inventory due to increased sales activities in the spring.
Assets of discontinued operations	—	70	(70)	(100%)	The entity remaining in discontinued operations at December 31, 2011 was sold in April 2012.
Current liabilities
Short-term debt	348	245	103	42%	Increased working capital needs for North American operations.
Accounts payable	3,348	2,959	389	13%	Increased Retail inventory purchases, due to increased sales activity, partially offset by draw-down of customer prepayments during the spring application.
Income taxes payable	197	82	115	140%	Increase in the excess accrued current taxes over related installments for Canada and the U.S.
Current portion of long-term debt	529	20	509	2,545%	Floating rate bank loans and South American long-term debt, due at various dates within the next 12 months, were classified as current.
Current portion of other provisions	84	68	16	24%	Movement of asset retirement obligations and environmental remediation liabilities from long-term to current.
Liabilities of discontinued operations	—	53	(53)	(100%)	The entity remaining in discontinued operations at December 31, 2011 was sold in April 2012.

Working capital	3,763	3,710	53	1%

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Six months ended June 30,
(millions of U.S. dollars)	2012	2011	Change
Cash provided by operating activities	1,120	76	1,044
Cash (used in) provided by investing activities	(596)	407	(1,003)
Cash provided by (used in) financing activities	82	(153)	235
Effect of exchange rate changes on cash and cash equivalents	(6)	12	(18)

Increase in cash and cash equivalents from continuing operations	600	342	258
Cash and cash equivalents used in discontinued operations	—	(11)	11

The sources and uses of cash for the six months ended June 30, 2012 compared to the six months ended June 30, 2011 are summarized below:

Cash provided by operating activities – Drivers behind the $1,044-million source of cash increase

Source of cash

•        $127-million increase in consolidated net earnings from continuing operations.

•        $926-million increase provided from changes in non-cash working capital. The increase was primarily driven by a greater reduction in inventory, a lower increase in receivables and a greater increase in payables for the first half of 2012 versus the first half of 2011.

Cash (used in) provided by investing activities – Drivers behind the $1,003-million use of cash increase

Source of cash

•        $37-million decrease in investments purchased during the six months ended June 30, 2012 versus the same period in 2011.

•        $29-million increase provided from net change in non-cash working capital due to higher accounts payable related to capital expenditures.

Use of cash

•        $694-million increase as proceeds were received in May 2011 from the sale of the majority of the Commodity Management businesses to Cargill, originally acquired as part of AWB Limited.

•        $45-million increase resulting from $72-million in various Retail acquisitions during the first half of 2012 compared to the $27-million Wholesale acquisition of Cereraltoscana S.p.A. and Agroport in 2011.

•        $268-million increase in capital expenditures primarily related to the Vanscoy potash expansion project.

Cash provided by (used in) financing activities – Drivers behind the $235-million source of cash increase

Source of cash

•        A $130-million increase due to the repayment of $125-million debentures in 2011 and no corresponding debenture repayment in 2012.

•        A $116-million increase in cash provided by short-term debt as $93-million was issued during the first half of 2012 versus a repayment of $23-million in the first half of 2011.

Use of cash

•        $27-million increase in dividends paid in the first half of 2012 resulting from quadrupling the dividends declared in December 2011 and paid in the first half of 2012 compared to the amount paid in the first half of 2011.

Capital Expenditures

(millions of U.S. dollars)	June 30, 2012	June 30, 2011
Sustaining capital	244	171
Investing capital	270	75

Total	514	246

Our sustaining and investing capital expenditures increased in the first half of 2012 compared to the first half of 2011 due to continued activity on the Vanscoy potash expansion project.

Short-term Debt

Our short-term debt as at June 30, 2012 is summarized as follows:

	Total	Unutilized	Utilized
Multi-jurisdictional facility expiring 2016	1,600	1,481	119
North American facilities expiring 2012 - 2013	200	200	—
European facilities expiring 2012 - 2013	317	146	171
South American facilities expiring 2012	126	68	58

	2,243	1,895	348

Outstanding letters of credit		194

Remaining capacity available		1,701

Capital Management

In April 2012, we filed a base shelf prospectus in Canada and the U.S. permitting the issuance of up to $2.5-billion of common shares, preferred shares, subscription receipts, debt securities or units over the 25-month period that the base shelf prospectus remains effective. The base shelf replaced a base shelf prospectus that expired in 2011. We have not issued securities under the base shelf prospectus.

OUTSTANDING SHARE DATA

The number of Agrium’s outstanding shares as at July 31, 2012 was approximately 158 million. As at July 31, 2012, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 0.1 million.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3
Sales	6,834	3,629	3,177	3,141	6,198	2,954	2,398	2,066
Gross profit	1,870	800	1,045	888	1,675	725	725	498
Net earnings from continuing operations	860	155	327	293	728	160	152	61
Net earnings	860	155	193	293	718	171	135	61
Earnings per share from continuing operations
-basic	5.44	0.97	2.05	1.86	4.61	1.02	0.97	0.39
-diluted	5.44	0.97	2.04	1.85	4.60	1.02	0.97	0.39
Earnings per share
-basic	5.44	0.97	1.20	1.86	4.55	1.09	0.86	0.39
-diluted	5.44	0.97	1.20	1.85	4.54	1.09	0.86	0.39

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to the application season. Cash collections generally occur after the application season is complete in the Americas and Australia.

BUSINESS ACQUISITION

On March 19, 2012, we signed an agreement to acquire the majority of the Agri-products business of Viterra Inc. (“Viterra”), consisting of approximately 90 percent of Viterra’s 258 Canadian farm centres; 17 Australian retail farm centres; a 34 percent interest in a nitrogen facility in Medicine Hat, Canada; storage and distribution assets; and other assets and liabilities (collectively the “Agrium Assets”). The purchase price is expected to be approximately Cdn$1.65-billion, including estimated working capital of Cdn$500-million. For further information on this agreement, please refer to Form 51-102F3, Material Change Report, dated March 20, 2012 filed on SEDAR at www.sedar.com. Agrium will acquire the Agrium Assets from Glencore International plc (“Glencore”) after obtaining any required consents to transfers and regulatory clearances. Shareholders of Viterra approved the acquisition by Glencore on May 29, 2012. Glencore received approval of its acquisition of Viterra under the Investment Canada Act on July 15, 2012, however other regulatory approvals remain outstanding.

On August 2, 2012, Agrium and Glencore announced that CF Industries Holdings Inc. (“CF”), owner of a 66 percent interest in the Medicine Hat nitrogen facility, will acquire Viterra’s 34 percent interest for Cdn$915-million. Accordingly, Agrium will not acquire an interest in the Medicine Hat facility. The agreement between Glencore and CF is subject to regulatory approval. Agrium will continue to receive the benefit of Viterra’s operating cash flow on the Medicine Hat nitrogen facility from March 31, 2012 to closing of the purchase of Viterra’s 34 percent interest by CF.

DUTCH AUCTION SUBSTANTIAL ISSUER BID

On August 2, 2012, Agrium’s Board of Directors authorized a Dutch auction substantial issuer bid (the “Bid”). Under the Bid, we will repurchase Cdn$900-million of our outstanding common shares.

NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBITDA. We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under IFRS, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS.

The following table is a reconciliation of EBITDA to consolidated net earnings from continuing operations as determined in accordance with IFRS:

	Three months ended June 30, 2012					Three months ended June 30, 2011
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
EBITDA	605	686	20	24	1,335	529	617	18	(19)	1,145
Depreciation and amortization	49	52	6	4	111	43	48	5	1	97

EBIT	556	634	14	20	1,224	486	569	13	(20)	1,048

Finance costs related to long-term debt					(22)					(24)
Other finance costs					(10)					(12)
Income taxes					(332)					(284)

Net earnings from continuing operations					860					728

	Six months ended June 30, 2012					Six months ended June 30, 2011
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
EBITDA	706	1,048	22	(104)	1,672	554	1,029	19	(112)	1,490
Depreciation and amortization	93	88	13	8	202	83	83	11	6	183

EBIT	613	960	9	(112)	1,470	471	946	8	(118)	1,307

Finance costs related to long-term debt					(44)					(51)
Other finance costs					(20)					(25)
Income taxes					(391)					(343)

Net earnings from continuing operations					1,015					888

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

We prepare our financial statements in accordance with IFRS, which requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. For further information on the Company’s critical accounting estimates, please refer to the “Critical Accounting Estimates” section of our 2011 annual Management’s Discussion and Analysis, which is contained in our 2011 Annual Report. Since the date of our 2011 annual Management’s Discussion and Analysis, there have not been any significant changes to our critical accounting estimates and judgments.

CHANGES IN ACCOUNTING POLICIES

For information regarding changes in accounting policies, please refer to the “Accounting Standards and Policy Changes Not Yet Implemented” section of our 2011 annual Management’s Discussion and Analysis, which is contained in our 2011 Annual Report.

BUSINESS RISKS

The information presented on Enterprise Risk Management and Key Business Risks on pages 68 – 71 in our 2011 Annual Report has not changed materially since December 31, 2011.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our company, including our 2011 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

The outlook for grain and oilseed prices has improved dramatically over the past two months as several significant weather-related problems have reduced crop production expectations in key growing regions. The most severe weather damage has occurred in the U.S. Corn Belt region. The U.S. National Oceanic and Atmospheric Administration reported that the drought in the U.S. is the worst since 1956. U.S. corn condition ratings are at the lowest levels since the severe drought in 1988, when corn yields were 25 percent below trend levels. In its July crop production forecast, the U.S. Department of Agriculture (“USDA”) reduced its U.S. corn yield forecast by 20 bushels per acre to 146 bushels per acre, and most analysts expect final yields to decline further from those projections. In addition to the devastating crop damage in the U.S., Russian and Ukrainian wheat production and export forecasts have been reduced significantly and the Indian monsoon rains have been below average levels so far in 2012.

The drought in the U.S. Corn Belt will impact both growers and consumers of grains and oilseeds. Fortunately, most growers in the U.S. entered the 2012 growing season with a historically strong balance sheet and are covered by crop insurance, which should provide significant cash flow to pay for crop inputs in 2012/2013. Globally, growers in geographies with more favourable growing conditions stand to be the largest beneficiaries. In Western Canada, crop conditions are generally good and growers planted over 8 million more acres this spring compared to the same period in 2011. In South America, it is expected that growers will maximize planting of corn and soybeans beginning in October. Finally, in Australia, the winter crop is early in development, but growers stand to benefit from increased wheat prices.

U.S. crop nutrient demand has historically increased in years following droughts, in part due to higher crop prices the following year and the resulting increase in acreage. We do not expect soil test results to alter historical recommendations on nitrogen, phosphate and potash application rates for 2013, especially given the long-term trend of declining phosphate and potash levels in many soils and the fact that a large portion of crop nutrient uptake occurs in early plant development. U.S. growers started the year in a very strong financial position and with high crop prices in 2012/2013, we do not expect a reduction in application rates. However, if drought conditions extend into the fall of 2012, there is the potential for growers in the hardest hit regions to delay crop nutrient application decisions until moisture is received. Crop protection demand in the first half of 2012 was strong with the exception of fungicides which is directly related to the drought in the U.S. this year. Back half demand for crop protection products may be negatively impacted depending on the severity and length of the heat and lack of moisture in the U.S. Midwest. Seed demand should be supported by strong wheat prices and planted acreage this fall and increased total North American planted area in 2013.

Global nitrogen prices have been volatile, at relatively high levels, over the past few months. Urea prices declined in June as the spring season wrapped up, but have rebounded off of lows faster than many analysts had expected. The North American granular urea market has maintained a strong premium to other markets over the past few months. Indian demand for urea has been strong, but demand in the second half of 2012 will partially depend on the Indian monsoon over the next couple of months. The supply/demand balance in the global ammonia market has remained tight due to gas restrictions, primarily in Trinidad, and lower than expected production at the new Qafco 5 and 6 plants. The high crop prices are expected to support nitrogen demand in the second half of 2012. Northern hemisphere winter wheat prospects look much more positive than they did a couple of months ago, and the signal to boost corn production in South America is also strong.

The global phosphate market has been balanced to tight over the past couple of months, aided by India purchasing DAP on the spot market. Import demand from Brazil has been running at levels slightly lower than in the first half of 2011, but has picked up over the past couple of months. Reportedly tight domestic inventories and strong crop prices are expected to support strong Brazilian import demand in the second half of 2012. The Ma’aden phosphate project continues to struggle to achieve capacity utilization above 50 percent, which has further contributed to tight global DAP export supply. China is in the midst of its low export tax season but is expected to ship lower levels of phosphate fertilizers this year.

Global potash deliveries have improved over the past couple of months, but North American producer potash inventories remain at relatively high levels. Brazilian demand has lagged behind 2011 levels so far this year, however, low inventories and record high crop prices should support strong seasonal demand over the coming months. Chinese potash imports are up approximately 20 percent in the first half of 2012 compared to the same period in 2011. Chinese buyers are currently negotiating second half contracts with key potash suppliers. Indian potash purchases have been impacted by reduced demand due to changes in domestic subsidy levels and devaluation of the Rupee. Indian domestic potash shipments have increased recently, but uncertainty exists regarding completion of supply agreements for the back half of 2012. In general, there has been a drawdown in retail potash inventories globally in the first half of 2012 and we expect replenishment of the pipeline in the second half of the year.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, including the acquisition of retained AWB Limited (“AWB”) businesses and the proposed acquisition of the Agri-products business of Viterra.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict. There is a risk that the Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”) nitrogen facility in Egypt may not be allowed to restart production or proceed with the completion of the two new facilities. Additionally, there are risks associated with Agrium’s acquisition of AWB, including: size and timing of expected synergies could be less favourable than anticipated; AWB is subject to dispute and litigation risk (including as a result of being named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme), as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. Furthermore, there are risks associated with the proposed acquisition of the Agri-products business of Viterra, including: completion of the acquisition of Viterra by Glencore International plc and the subsequent acquisition and further divestiture of the assets proposed to be purchased by Agrium, as well as the timing thereof; the receipt of the necessary regulatory approvals in respect of the assets proposed to be purchased by Agrium and the satisfaction of other conditions precedent to closing; potential liabilities associated with the assets proposed to be assumed by Agrium, which may not be known to Agrium at this time due, in part, to the fact that the nature of the transaction did not allow for Agrium to complete customary due diligence prior to entering into the agreement to purchase the assets; and the amount of the final purchase price for the purchased assets.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2012 2nd Quarter Conference Call will be available in a listen-only mode beginning Friday, August 3, 2012 at 6:30 a.m. MT (8:30 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Manager, Investor Relations

(403) 225-7437

Mark Thompson, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Sales	6,834	6,198	10,463	9,152
Cost of product sold	4,964	4,523	7,793	6,752

Gross profit	1,870	1,675	2,670	2,400
Expenses
Selling	541	488	911	841
General and administrative	104	92	263	202
Earnings from associates	(4)	(9)	(10)	(7)
Other expenses (note 4)	5	56	36	57

Earnings before finance costs and income taxes	1,224	1,048	1,470	1,307
Finance costs related to long-term debt	22	24	44	51
Other finance costs	10	12	20	25

Earnings before income taxes	1,192	1,012	1,406	1,231
Income taxes	332	284	391	343

Net earnings from continuing operations	860	728	1,015	888
Net (loss) earnings from discontinued operations (note 3)	—	(10)	—	1

Net earnings	860	718	1,015	889

Attributable to:
Equity holders of Agrium	860	717	1,013	889
Non-controlling interest	—	1	2	—

Net earnings	860	718	1,015	889

Earnings per share attributable to equity holders of Agrium (note 5)
Basic earnings per share from continuing operations	5.44	4.61	6.41	5.63
Basic (loss) earnings per share from discontinued operations	—	(0.06)	—	0.01

Basic earnings per share	5.44	4.55	6.41	5.64

Diluted earnings per share from continuing operations	5.44	4.60	6.41	5.62
Diluted loss per share from discontinued operations	—	(0.06)	—	—

Diluted earnings per share	5.44	4.54	6.41	5.62

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net earnings	860	718	1,015	889
Other comprehensive (loss) income
Items that may be reclassified to earnings
Available for sale financial instruments
Gains	—	1	—	1
Reclassifications to earnings	—	(2)	—	(2)
Foreign currency translation
(Losses) gains	(48)	40	(13)	60
Reclassifications to earnings	—	(23)	—	(23)
Other comprehensive (loss) income of associates	(2)	8	(2)	1

	(50)	24	(15)	37

Items that will not be reclassified to earnings
Actuarial losses on post-employment benefit plans
Losses	(22)	—	(22)	—
Deferred income taxes	6	—	6	—

	(16)	—	(16)	—

Other comprehensive (loss) income	(66)	24	(31)	37

Comprehensive income	794	742	984	926

Attributable to:
Equity holders of Agrium	794	744	983	933
Non-controlling interest	—	(2)	1	(7)

Comprehensive income	794	742	984	926

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Operating
Net earnings from continuing operations	860	728	1,015	888
Items not affecting cash
Depreciation and amortization	111	97	202	183
Earnings from associates	(4)	(9)	(10)	(7)
Share-based payments	9	(10)	73	2
Unrealized gain on derivative financial instruments	(15)	(15)	(14)	(45)
Unrealized foreign currency translation (gain) loss	(1)	8	(7)	8
Deferred income taxes	(12)	63	(13)	69
Other	4	27	16	33
Dividends from associates	2	16	3	16
Net changes in non-cash working capital	(496)	(1,231)	(145)	(1,071)

Cash provided by (used in) operating activities	458	(326)	1,120	76

Investing
Acquisitions, net of cash acquired	(3)	(27)	(72)	(27)
Proceeds from disposal of discontinued operations	—	694	—	694
Capital expenditures	(299)	(136)	(514)	(246)
Investments in associates	—	—	10	—
Purchase of investments	(1)	(4)	(3)	(40)
Proceeds from disposal of investments	—	36	—	36
Other	(37)	6	(46)	(10)
Net changes in non-cash working capital	26	—	29	—

Cash (used in) provided by investing activities	(314)	569	(596)	407

Financing
Short-term debt	48	(48)	93	(23)
Long-term debt issued	14	10	21	10
Repayment of long-term debt	(1)	(8)	(3)	(133)
Dividends paid (a)	—	—	(36)	(9)
Shares issued, net of issuance costs	—	1	7	2

Cash provided by (used in) financing activities	61	(45)	82	(153)

Effect of exchange rate changes on cash and cash equivalents	(11)	22	(6)	12

Increase in cash and cash equivalents from continuing operations	194	220	600	342
Cash and cash equivalents provided by (used in) discontinued operations (note 3)	—	299	—	(11)
Cash and cash equivalents – beginning of period	1,752	447	1,346	635

Cash and cash equivalents – end of period	1,946	966	1,946	966

Included in operating activities
Interest paid	14	19	58	60
Interest received	19	19	35	33
Income taxes paid	117	82	181	113
Included in investing activities
Interest paid	5	1	9	2

(a)	Dividends of $0.225 per share were paid January 19, 2012 to shareholders of record on January 1, 2012.

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	June 30,		December 31,
	2012	2011 (a)	2011
ASSETS
Current assets
Cash and cash equivalents	1,946	966	1,346
Accounts receivable	3,766	3,608	1,984
Income taxes receivable	15	—	138
Inventories	2,398	2,405	2,956
Prepaid expenses and deposits	144	197	643
Assets of discontinued operations (note 3)	—	269	70

	8,269	7,445	7,137
Property, plant and equipment (note 6)	3,014	2,300	2,533
Intangibles	645	657	678
Goodwill	2,290	2,282	2,277
Investments in associates	383	383	355
Other assets	54	72	97
Deferred income tax assets	59	28	63

	14,714	13,167	13,140

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (note 7)	348	541	245
Accounts payable	3,348	3,014	2,959
Income taxes payable	197	111	82
Current portion of long-term debt (note 7)	529	53	20
Current portion of other provisions (note 6)	84	36	68
Liabilities of discontinued operations (note 3)	—	111	53

	4,506	3,866	3,427
Long-term debt (note 7)	1,607	2,059	2,098
Provisions for post-employment benefits	201	141	192
Other provisions (note 6)	390	324	299
Other liabilities	65	85	59
Deferred income tax liabilities	605	575	637

	7,374	7,050	6,712

Shareholders’ equity
Share capital	2,001	1,989	1,994
Retained earnings	5,338	4,014	4,420
Accumulated other comprehensive (loss) income (note 9)	(4)	113	10

Equity holders of Agrium	7,335	6,116	6,424
Non-controlling interest	5	1	4

Total equity	7,340	6,117	6,428

	14,714	13,167	13,140

(a)	Certain amounts have been restated to reflect adjustments from the finalization of the AWB Limited acquisition.

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares (a)	Share capital	Retained earnings	Accumulated other comprehensive income (loss) (note 9)	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2010	158	1,982	3,134	69	5,185	8	5,193

Net earnings	—	—	889	—	889	—	889
Other comprehensive income (loss)
Available for sale financial instruments	—	—	—	(1)	(1)	—	(1)
Foreign currency translation	—	—	—	44	44	(7)	37
Other comprehensive income of associates	—	—	—	1	1	—	1

Comprehensive income (loss)	—	—	889	44	933	(7)	926
Dividends ($0.055 per share)	—	—	(9)	—	(9)	—	(9)
Share-based payment transactions	—	7	—	—	7	—	7

June 30, 2011	158	1,989	4,014	113	6,116	1	6,117

December 31, 2011	158	1,994	4,420	10	6,424	4	6,428

Net earnings	—	—	1,013	—	1,013	2	1,015
Other comprehensive income (loss)
Actuarial loss on post-employment benefit plans	—	—	(16)	—	(16)	—	(16)
Foreign currency translation	—	—	—	(12)	(12)	(1)	(13)
Other comprehensive loss of associates	—	—	—	(2)	(2)	—	(2)

Comprehensive income (loss)	—	—	997	(14)	983	1	984
Dividends ($0.50 per share)	—	—	(79)	—	(79)	—	(79)
Share-based payment transactions	—	7	—	—	7	—	7

June 30, 2012	158	2,001	5,338	(4)	7,335	5	7,340

(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Agrium (with its subsidiaries) is a major retail supplier of agricultural products and services in North and South America, Australia and Europe and a leading global producer and marketer of agricultural nutrients and industrial products. We produce and market three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled-release crop nutrients and micronutrients. Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada. Our operations are conducted globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, U.S.

Agrium operates three strategic business units:

•	Retail operates in North and South America and Australia and sells crop nutrients, crop protection products, seed and services directly to growers.

•

Wholesale operates in North and South America and Europe producing, marketing and distributing three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

•

Advanced Technologies (“AAT”) produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets worldwide.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on August 2, 2012. We prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. They do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2011 Annual Report, available at www.agrium.com. We prepared these interim financial statements using the same accounting policies and critical accounting estimates we applied in our 2011 Annual Report.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

2.	Business Acquisition

On March 19, 2012, we signed an agreement with Glencore International plc (“Glencore”) to acquire the majority of the Agri-products business of Viterra Inc. (“Viterra”), consisting of approximately 90 percent of Viterra’s 258 Canadian farm centres; 17 Australian retail farm centres; a 34 percent interest in a nitrogen facility in Medicine Hat, Canada; storage and distribution assets; and other assets and liabilities (collectively the “Agrium Assets”).

Key features of the agreement:

a)	Agrium will acquire the Agrium Assets from Glencore after obtaining any required consents to transfers and regulatory clearances. Shareholders of Viterra approved the acquisition by Glencore on May 29, 2012. Glencore received approval of its acquisition of Viterra under the Investment Canada Act on July 15, 2012, however other regulatory approvals remain outstanding. Agrium is responsible for obtaining regulatory clearances for acquisition of the Agrium Assets. Should Agrium not obtain regulatory clearance within the maximum 13-month time frame specified in the agreement, the Agrium Assets may be sold or transferred to it or a third party under a hold separate arrangement. Accordingly, Agrium is exposed to the risk that the proceeds of any such sale may be for an amount less than the portion of the purchase price allocated to such assets. Agrium will not own or operate the assets until acquisition of the Agrium Assets closes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

b)	The acquisition price is subject to various terms and conditions including adjustments for: approximately ten percent of Viterra’s farm centres excluded from the purchase; working capital; and the accrual to Agrium of Viterra’s operating cash flow on the agri-products assets from March 31, 2012 to closing of Agrium’s acquisition of the assets. Following adjustment for the excluded farm centres, the purchase price is expected to be approximately Cdn$1.65-billion, including estimated working capital of Cdn$500-million.

c)	Agrium has agreed to advance Cdn$1.775-billion to Glencore at the time Glencore is first required to pay for Viterra shares. The advance is guaranteed by Glencore, secured by shares of Viterra and does not bear interest. The advance is repayable by the transfer of Viterra Agri-products assets to Agrium and other purchase adjustments. Should Agrium not obtain regulatory clearances or otherwise not be entitled to acquire any of the Agrium Assets within the maximum time frames specified in the agreement, Glencore will repay Agrium cash equal to the purchase price allocated by the agreement to any assets not acquired, or the amount of cash obtained by Glencore from any sale of assets to third parties. In support of its obligation, Agrium has provided a letter of credit for Cdn$85-million.

On August 2, 2012, Agrium and Glencore announced that CF Industries Holdings Inc. (“CF”), owner of a 66 percent interest in the Medicine Hat nitrogen facility, will acquire Viterra’s 34 percent interest for Cdn$915-million. Accordingly, Agrium will not acquire an interest in the Medicine Hat facility. The agreement between Glencore and CF is subject to regulatory approval. Agrium will continue to receive the benefit of Viterra’s operating cash flow on the Medicine Hat nitrogen facility from March 31, 2012 to closing of the purchase of Viterra’s 34 percent interest by CF.

3.	Discontinued Operations

Sales of the remaining AWB Limited (“AWB”) operations sold in 2012 were $65-million. Comparative figures for 2011 include operations of AWB businesses sold in May 2011.

4.	Expenses

Other expenses	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Realized loss on derivative financial instruments	12	27	24	75
Unrealized gain on derivative financial instruments	(15)	(15)	(14)	(45)
Interest income	(19)	(19)	(35)	(33)
Foreign exchange loss (gain)	12	(17)	12	(42)
Bad debt expense	16	22	24	27
Potash profit and capital tax	8	15	13	26
Other	(9)	43	12	49

	5	56	36	57

The Board of Directors granted 250,831 Performance Share Units on January 1, 2012 and 258,132 Tandem Stock Appreciation Rights with a grant price of $88.27 on March 20, 2012 to officers and employees.

5.	Earnings Per Share

Attributable to equity holders of Agrium	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Numerator
Net earnings from continuing operations	860	727	1,013	888
Net (loss) earnings from discontinued operations	—	(10)	—	1

Net earnings for the period	860	717	1,013	889

Denominator (millions)
Weighted average number of shares outstanding for basic earnings per share	158	158	158	158
Dilutive instruments – stock options	—	—	—	—

Weighted average number of shares outstanding for diluted earnings per share	158	158	158	158

On August 2, 2012, Agrium’s Board of Directors authorized a Dutch auction substantial issuer bid (the “Bid”). Under the Bid, we will repurchase Cdn$900-million of our outstanding common shares.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

6.	Property, Plant and Equipment

During the six months ended June 30, 2012, we added $289-million to assets under construction at our Vanscoy Potash facility.

In March 2012, we recorded an asset retirement obligation for the phosphogypsum stack system at our Conda, Idaho phosphate facility. Included in the provision of $139-million are costs to address phosphogypsum stack decommissioning at the Conda facility, including post-closure monitoring. The provision was based on negotiations with government authorities, which are ongoing. Timing of the expenditures is contingent on, among other things, the completion of negotiations with government authorities, completion of engineering and planning for the work, and approval of engineering and planning by government authorities. Because various circumstances may affect the timing and amount of expenditures, we may change our provision as new information becomes available.

7.	Debt

	June 30,			December 31,
	2012			2011
	Total	Unutilized	Utilized	Utilized
Short-term debt
Multi-jurisdictional facility expiring 2016	1,600	1,481	119	—
North American facilities expiring 2012 - 2013	200	200	—	—
European facilities expiring 2012 - 2013	317	146	171	178
South American facilities expiring 2012	126	68	58	67

	2,243	1,895	348	245

Outstanding letters of credit		194		87

Remaining capacity available		1,701		158

Long-term debt
Floating rate bank loans due 2013 - 2016			33	35
Fixed and floating rate bank loans due 2013 - 2014			117	95
Floating rate bank loans due 2013			460	460
6.125% debentures due 2041			500	500
6.75% debentures due 2019			500	500
7.125% debentures due 2036			300	300
7.7% debentures due 2017			100	100
7.8% debentures due 2027			125	125
Other			21	23

			2,156	2,138
Unamortized transaction costs			(20)	(20)
Current portion of long-term debt			(529)	(20)

			1,607	2,098

In April 2012, we filed a base shelf prospectus in Canada and the U.S. permitting the issuance of up to $2.5-billion of common shares, preferred shares, subscription receipts, debt securities or units over the 25-month period that the base shelf prospectus remains effective. The base shelf replaced a base shelf prospectus that expired in 2011. We have not issued securities under the base shelf prospectus.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

8.	Financial Instruments

Fair value of financial instruments	Level 1	Level 2	Total
June 30, 2012
Fair value through profit or loss
Cash and cash equivalents	1,946	—	1,946
Gas, power and nutrient derivative financial instruments	(24)	9	(15)
Available for sale	32	—	32
June 30, 2011
Fair value through profit or loss
Cash and cash equivalents	966	—	966
Gas, power and nutrient derivative financial instruments	(44)	10	(34)
Available for sale	10	—	10
December 31, 2011
Fair value through profit or loss
Cash and cash equivalents	1,346	—	1,346
Foreign exchange derivative financial instruments	—	(1)	(1)
Gas, power and nutrient derivative financial instruments	(38)	12	(26)
Available for sale	10	—	10

We do not measure any of our financial instruments using Level 3 inputs. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting period ended June 30, 2012.

9.	Accumulated Other Comprehensive Income

	Available for sale financial instruments	Foreign currency translation	Comprehensive income (loss) of associates	Total accumulated other comprehensive income (loss)
December 31, 2010	—	69	—	69
Gains	1	67	1	69
Reclassification to earnings	(2)	(23)	—	(25)

June 30, 2011	(1)	113	1	113

December 31, 2011	(1)	11	—	10
Losses	—	(12)	(2)	(14)

June 30, 2012	(1)	(1)	(2)	(4)

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

10.	Operating Segments

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Sales
Retail
Crop nutrients	2,359	2,108	3,394	2,815
Crop protection products	1,727	1,465	2,561	2,103
Seed	712	687	1,028	917
Merchandise	157	208	287	352
Services and other	264	180	400	283

	5,219	4,648	7,670	6,470

Wholesale
Nitrogen	743	717	1,127	1,051
Potash	246	259	385	454
Phosphate	224	206	413	444
Product purchased for resale	409	449	830	860
Other	95	82	174	137

	1,717	1,713	2,929	2,946

Advanced Technologies	178	158	313	239

Other	(280)	(321)	(449)	(503)

	6,834	6,198	10,463	9,152

Inter-segment sales
Retail	9	12	15	18
Wholesale	248	275	385	436
Advanced Technologies	23	34	49	49

	280	321	449	503

Net earnings
Retail	556	486	613	471
Wholesale	634	569	960	946
Advanced Technologies	14	13	9	8
Other	20	(20)	(112)	(118)

Earnings before finance costs and income taxes	1,224	1,048	1,470	1,307
Finance costs related to long-term debt	22	24	44	51
Other finance costs	10	12	20	25

Earnings before income taxes	1,192	1,012	1,406	1,231
Income taxes	332	284	391	343

Net earnings from continuing operations	860	728	1,015	888
Net (loss) earnings from discontinued operations	—	(10)	—	1

Net earnings	860	718	1,015	889

	June 30,	December 31,
	2012	2011
Total assets
Retail	8,615	7,685
Wholesale	3,522	2,997
Advanced Technologies	485	474
Other	2,092	1,914
Discontinued operations	—	70

	14,714	13,140

AGRIUM INC.

Results by Segment

(Unaudited - millions of U.S. dollars)

Schedule 1a

	Three months ended June 30,
	2012
	Retail	Wholesale	Advanced Technologies	Other	Total

Sales - external	5,210	1,469	155	—	6,834
- inter-segment	9	248	23	(280)	—

Total sales	5,219	1,717	178	(280)	6,834
Cost of product sold	4,115	1,044	142	(337)	4,964

Gross profit	1,104	673	36	57	1,870

Gross profit (%)	21	39	20		27

Selling expenses	520	10	14	(3)	541
EBITDA(1)	605	686	20	24	1,335
EBIT(2)	556	634	14	20	1,224

	Three months ended June 30,
	2011
	Retail	Wholesale	Advanced Technologies	Other	Total

Sales - external	4,636	1,438	124	—	6,198
- inter-segment	12	275	34	(321)	—

Total sales	4,648	1,713	158	(321)	6,198
Cost of product sold	3,652	1,093	121	(343)	4,523

Gross profit	996	620	37	22	1,675

Gross profit (%)	21	36	23		27

Selling expenses	473	8	10	(3)	488
EBITDA(1)	529	617	18	(19)	1,145
EBIT(2)	486	569	13	(20)	1,048

(1)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.
(2)	Earnings (loss) from continuing operations before finance costs and income taxes.

AGRIUM INC.

Results by Segment

(Unaudited - millions of U.S. dollars)

Schedule 1b

	Six months ended June 30,
	2012
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	7,655	2,544	264	—	10,463
- inter-segment	15	385	49	(449)	—

Total sales	7,670	2,929	313	(449)	10,463
Cost of product sold	6,139	1,897	256	(499)	7,793

Gross profit	1,531	1,032	57	50	2,670

Gross profit (%)	20	35	18		26

Selling expenses	870	20	27	(6)	911
EBITDA(1)	706	1,048	22	(104)	1,672
EBIT(2)	613	960	9	(112)	1,470

	Six months ended June 30,
	2011
	Retail	Wholesale	Advanced Technologies	Other	Total
Sales - external	6,452	2,510	190	—	9,152
- inter-segment	18	436	49	(503)	—

Total sales	6,470	2,946	239	(503)	9,152
Cost of product sold	5,134	1,917	186	(485)	6,752

Gross profit	1,336	1,029	53	(18)	2,400

Gross profit (%)	21	35	22		26

Selling expenses	808	19	19	(5)	841
EBITDA(1)	554	1,029	19	(112)	1,490
EBIT(2)	471	946	8	(118)	1,307

(1)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.
(2)	Earnings (loss) from continuing operations before finance costs and income taxes.

AGRIUM INC.

Product Lines

(Unaudited - millions of U.S. dollars)

Schedule 2

	Three months ended June 30,						Six months ended June 30,
	2012			2011			2012			2011
	Sales	Cost of product sold(1)	Gross profit	Sales	Cost of product sold(1)	Gross profit	Sales	Cost of product sold(1)	Gross profit	Sales	Cost of product sold(1)	Gross profit
Retail(2)
Crop nutrients	2,359	1,959	400	2,108	1,731	377	3,394	2,839	555	2,815	2,323	492
Crop protection products	1,727	1,327	400	1,465	1,140	325	2,561	2,038	523	2,103	1,676	427
Seed	712	587	125	687	555	132	1,028	859	169	917	750	167
Merchandise	157	125	32	208	181	27	287	232	55	352	308	44
Services and other	264	117	147	180	45	135	400	171	229	283	77	206

	5,219	4,115	1,104	4,648	3,652	996	7,670	6,139	1,531	6,470	5,134	1,336

Wholesale
Nitrogen	743	312	431	717	393	324	1,127	529	598	1,051	576	475
Potash	246	93	153	259	94	165	385	145	240	454	164	290
Phosphate	224	182	42	206	123	83	413	308	105	444	266	178
Product purchased for resale	409	392	17	449	427	22	830	801	29	860	822	38
Other	95	65	30	82	56	26	174	114	60	137	89	48

	1,717	1,044	673	1,713	1,093	620	2,929	1,897	1,032	2,946	1,917	1,029

Advanced Technologies
Turf and ornamental	105	87	18	91	75	16	184	153	31	143	116	27
Agriculture	73	55	18	67	46	21	129	103	26	96	70	26

	178	142	36	158	121	37	313	256	57	239	186	53

Other inter-segment eliminations	(280)	(337)	57	(321)	(343)	22	(449)	(499)	50	(503)	(485)	(18)

Total	6,834	4,964	1,870	6,198	4,523	1,675	10,463	7,793	2,670	9,152	6,752	2,400

(1)	Includes depreciation and amortization.
(2)	International Retail net sales were $814-million (2011 - $858-million) and gross profit was $130-million (2011 - $141-million) for the three months ended June 30. International Retail net sales were $1,399-million (2011 - $1,433-million) and gross profit was $239-million (2011 - $249-million) for the six months ended June 30.

AGRIUM INC.

Selected Wholesale Volumes and Sales Prices

(Unaudited)

Schedule 3a

	Three months ended June 30,
	2012				2011
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Nitrogen
Domestic
Ammonia	420	680			410	620
Urea	418	636			508	516
Other	378	387			381	367

Total domestic	1,216	574			1,299	504
International	81	567			134	463

Total nitrogen	1,297	573	241	332	1,433	500	274	226

Potash
Domestic	285	539			316	547
International	227	406			227	374

Total potash	512	480	181	299	543	477	173	304

Phosphate	313	713	581	132	259	795	475	320
Product purchased for resale	866	472	452	20	1,014	443	421	22
Other
Ammonium sulfate	85	443	242	201	89	382	180	202
Other	118				99

Total other	203				188

Total Wholesale	3,191	538	327	211	3,437	499	319	180

AGRIUM INC.

Selected Wholesale Volumes and Sales Prices

(Unaudited)

Schedule 3b

	Six months ended June 30,
	2012				2011
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Nitrogen
Domestic
Ammonia	646	624			568	581
Urea	689	599			808	509
Other	609	376			589	358

Total domestic	1,944	537			1,965	484
International	158	522			217	456

Total nitrogen	2,102	536	252	284	2,182	482	264	218

Potash
Domestic	447	550			528	536
International	344	403			492	346

Total potash	791	486	182	304	1,020	445	161	284

Phosphate	556	742	554	188	565	786	471	315
Product purchased for resale	1,755	473	457	16	1,925	447	427	20
Other
Ammonium sulfate	171	432	221	211	177	356	175	181
Other	198				167

Total other	369				344

Total Wholesale	5,573	526	341	185	6,036	488	318	170

AGRIUM INC.

Depreciation and Amortization in Cost of Product Sold

(Unaudited - millions of U.S. dollars)

Schedule 4

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Retail	2	2	3	3

Wholesale
Nitrogen	22	25	38	37
Potash	13	11	19	20
Phosphate	15	9	27	21
Product purchased for resale	1	—	1	—
Other	1	1	2	2

	52	46	87	80

Advanced Technologies	3	3	7	7

Total	57	51	97	90